# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SpyGlass Pharma, Inc., CIK 0001778922
CUSIP: 85220G109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 27061 Aliso Creek Rd., Suite 100, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001854073
Persons authorized to receive notices and communications: Steven Schwen, 3601 W. 76th Street, Suite 20, Edina, Minnesota (MN), 55435, 612-217-8680

## Reporting persons
- Vensana Capital I GP, LLC (CIK 0001854073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,310,619; sole dispositive power 0; shared dispositive power 3,310,619; aggregate amount beneficially owned 3,310,619 (9.9% of the class)
  Comment: All such shares are held of record by Vensana I (as defined in Item 2(a) below). Vensana GP I (as defined in Item 2(a) below) is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen, a member of the Issuer's board of directors, and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,317,164 shares of Common Stock (as defined in Item 1 below) outstanding after the Issuer's initial public offering (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares), as reported in the Issuer's prospectus on Form 424(b)(4) and filed with the Securities and Exchange Commission ("Commission") on February 6, 2026 (the "Prospectus").
- Vensana Capital I, L.P. (CIK 0001757539): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,310,619; sole dispositive power 0; shared dispositive power 3,310,619; aggregate amount beneficially owned 3,310,619 (9.9% of the class)
  Comment: All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen, a member of the Issuer's board of directors, and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,317,164 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Kirk Nielsen (CIK 0001523522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,522; shared voting power 3,310,619; sole dispositive power 1,522; shared dispositive power 3,310,619; aggregate amount beneficially owned 3,312,141 (9.9% of the class)
  Comment: The shares reported in Rows 7 and 9 consist of 1,522 shares subject to stock options granted to Kirk Nielsen in his capacity as a director of the Issuer that are exercisable as of the date of filing this Statement (as defined in Item 1 below) or within 60 days thereafter.
  
  The shares reported in Rows 8 and 10 are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen, a member of the Issuer's board of directors, and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,317,164 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Peter Justin Klein (CIK 0001608710): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,310,619; sole dispositive power 0; shared dispositive power 3,310,619; aggregate amount beneficially owned 3,310,619 (9.9% of the class)
  Comment: All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen, a member of the Issuer's board of directors, and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,317,164 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: SpyGlass Pharma, Inc.
Address of issuer's principal executive offices: 27061 Aliso Creek Rd., Suite 100, Aliso Viejo, California (CA), 92656
Comment: This joint statement on Schedule 13D (this "Statement") is filed with respect to the common stock, par value $0.00001 per share ("Common Stock"), of SpyGlass Pharma, Inc., a Delaware corporation (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Vensana Capital I, L.P. ("Vensana I"), Vensana Capital I GP, LLC ("Vensana GP I" and together with Vensana I, the "Reporting Entities"), Kirk Nielsen and Peter Justin Klein (together, the "Reporting Individuals"). The Reporting Entitites and the Reporting Individuals are collectively referred to as the "Reporting Persons". The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address: 3601 W. 76th Street, Suite 20, Edina, MN 55435
Present principal occupation or employment: Vensana I is a venture capital investment entity and Vensana GP I is the general partner of Vensana I. Each Reporting Individual is engaged through Vensana I in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are the managing directors of Vensana GP I.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Vensana GP I is a limited liability company organized under the laws of the State of Delaware. Vensana I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individuals are each citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In December of 2020, Vensana I purchased 4,844,961 shares of the Issuer's Series B Preferred Stock for a purchase price of $1.29 per share and an aggregate purchase price of $6,249,999.69.

In June of 2022, Vensana I purchased 4,844,961 shares of the Issuer's Series B Preferred Stock for a purchase price of $1.29 per share and an aggregate purchase price of $6,249,999.69.

In July 2023, Vensana I purchased 3,142,015 shares of the Issuer's Series C-1 Preferred Stock for a purchase price of $1.4146 per share and an aggregate purchase price of $4,444,443.

In March of 2025, Vensana I purchased 3,142,015 shares of the Issuer's Series C-2 Preferred Stock for a purchase price of $1.7687 per share and an aggregate purchase price of $5,555,554.

In May of 2025, Vensana I purchased 2,059,573 shares of the Issuer's Series D Preferred Stock for a purchase price of $2.3269 per share and an aggregate purchase price of $4,790,031.

On January 28, 2026, the Issuer effected a reverse stock split of its Common Stock on a one-for-5.7329 basis without payment or additional consideration.

On February 9, 2026, Vensana I purchased 165,000 shares of Common Stock in connection with the the Issuer's initial public offering ("Offering"), for a purchase price of $16.00 per share and an aggregate purchase price of $2,640,000 (the "Purchase"), and upon the closing of the Offering, each share of Preferred Stock automatically converted into shares of Common Stock on a one-for-one basis and without payment or additional consideration (the "Conversion").

Following the Conversion and the Purchase, Vensana I directly held such number of shares of Common Stock set forth in Item 11 of its Cover Page.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by Vensana I using investment funds provided to Vensana I by its limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Kirk Nielsen is a member of the Issuer's board of directors. In addition, Kirk Nielsen, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of Vensana I, the limited and general partners of Vensana I may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Vensana I.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with its purchase of shares of the Issuer's Series D Preferred Stock, Vensana I and certain of the Issuer's other investors entered into an Amended and Restated Investors' Rights Agreement, dated May 30, 2025, with the Issuer (the "Rights Agreement"). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-292779) declared effective by the Commission on January 30, 2026 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, Vensana I has entered into a lock-up agreement, pursuant to which Vensana I has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by Vensana I for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of the lock-up agreement is described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Kirk Nielsen, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2026 Equity Incentive Plan (the "Option Plan"), and the Issuer's non-employee director compensation policy (the "Compensation Plan"). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Kirk Nielsen. The indemnification agreement requires the Issuer, among other things, to indemnify Kirk Nielsen for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by Kirk Nielsen in any action or proceeding arising out of his services as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of February 10, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Amended and Restated Investors' Rights Agreement, dated as of May 30, 2025 (filed as Exhibit 4.2 to the Issuer's Statement on Form S-1/A as filed with the Commission on January 29, 2026 (SEC File No. 333-292779) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit A to the Underwriting Agreement, which is filed as Exhibit 1.1 to the Issuer's Statement on Form S-1/A as filed with the Commission on January 29, 2026 (SEC File No. 333-292779) and incorporated herein by reference).

Exhibit 4: 2026 Equity Incentive Plan and associated forms (filed as Exhibit 10.2 to the Issuer's Statement on Form S-1/A as filed with the Commission on January 29, 2026 (SEC File No. 333-292779) and incorporated herein by reference).

Exhibit 5: Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as 10.1 to the Issuer's Registration State on Form S-1 as filed with the Commission on January 16, 2026 (SEC File No. 333-292779) and incorporated herein by reference).

## Signatures
- Vensana Capital I GP, LLC: /s/ Steven Schwen, Steven Schwen, Chief Financial Officer (02/10/2026)
- Vensana Capital I, L.P.: /s/ Steven Schwen, Steven Schwen, Chief Financial Officer of Vensana Capital I GP, LLC, the general partner of Vensana Capital I, L.P. (02/10/2026)
- Kirk Nielsen: /s/ Steven Schwen, Attorney-in-Fact* (02/10/2026)
- Peter Justin Klein: /s/ Steven Schwen, Attorney-in-Fact* (02/10/2026)
Comment: *This Amendment was executed pursuant to a Power of Attorney. Note that copies of all applicable Powers of Attorney are already on file with the appropriate agencies.